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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)(1)

                              The Beard Company
      -------------------------------------------------------------------
                               (Name of Issuer)

                   Common Stock, $.001 par value per share
      -------------------------------------------------------------------
                        (Title of Class of Securities)

                                 07384R 10 1
      -------------------------------------------------------------------
                                (CUSIP Number)

 Warren B. Kanders, 2100 South Ocean Blvd., Suite 302 N, Palm Beach, FL 33480
      -------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              November 24, 1997
      -------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 11 Pages)

------------------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 07384R 10 1            SCHEDULE 13D              Page 2 of 11 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Warren B. Kanders

2.   Check the Appropriate Box if a Member of a Group*        (a) / /
                                                              (b) / /
3.   SEC Use Only

4.   Source of Funds*

     PF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization

      USA

                         7.   Sole Voting Power

                                0
Number of Shares
                         8.   Shared Voting Power
 Beneficially
                                0
 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
                                0
     With
                         10.  Shared Dispositive Power

                                0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     0

12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares*                                     / /

13.  Percent of Class Represented by Amount in Row 11

     0

14.  Type of Reporting Person*

     IN


                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

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         The Schedule 13D, filed on January 2, 1997 of Warren B. Kanders relating to the Common Stock, par value $.001 per share (the Common Stock") of The Beard Company (the "Issuer") is hereby amended as follows:

Item 5.    Interest in Securities of the Issuer.

         Item 5 is hereby supplemented by the addition of the following:

         (a) (b) As of the date hereof, Mr. Kanders beneficially owns 0 shares of Common stock.

         (c) Mr. Kanders agreed to sell 174,274 shares of Common Stock and 25,188.7592864 shares of Series A Convertible Voting Preferred Stock of the Issuer (the "Preferred Stock") for a net purchase price of $825,496 and $1,343,604, respectively, in a privately negotiated transaction pursuant to an agreement dated November 11, 1997 among the Issuer, Warren B. Kanders, Republic National Bank of New York (Suisse) SA, Smith Barney as IRA Custodian F/B/O Burtt
R. Ehrlich, Burtt R. Ehrlich individually and K. Butenhoff. The sale of the 174,274 shares of Common Stock was consummated on November 24, 1997. Mr. Kanders has not effected any other transactions in the Common Stock in the past 60 days.

         (e) Mr. Kanders ceased to be the beneficial owner of more than 5% of the Common Stock on November 24, 1997.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The information set forth in Item 5 (c) hereof, is incorporated herein by reference.


Item 7.           Material to be Filed as Exhibits
                  --------------------------------

         1. Stock Purchase Agreement dated November 11, 1997 among the Issuer, Warren B. Kanders, Republic National Bank of New York (Suisse) SA, Smith Barney as IRA Custodian F/B/O Burtt R. Ehrlich, Burtt R. Ehrlich individually and K. Butenhoff.

                               Page 3 of 11 Pages


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         Signature
         ---------

         The undersigned, after reasonable inquiry and to the best of his knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 8, 1998



                                            /S/ Warren B. Kanders
                                            ---------------------
                                              Warren B. Kanders



                               Page 4 of 11 Pages



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                                  EXHIBIT INDEX

                  1. Stock Purchase Agreement dated November 11, 1997 among the Issuer, Warren B. Kanders, Republic National Bank of New York (Suisse) SA, Smith Barney as IRA Custodian F/B/O Burtt R. Ehrlich, Burtt R. Ehrlich individually and K. Butenhoff.



                               Page 5 of 11 Pages